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                                                                    EXHIBIT 99.9



                              EMPLOYMENT AGREEMENT


   THIS AGREEMENT, made and entered into this 19th day of December, 1996, by and between KEYSTONE FINANCIAL, INC. ("Keystone"), and RAY L. WOLFE, of Carlisle, Pennsylvania ("Mr. Wolfe").

                              W I T N E S S E T H:

   WHEREAS, Keystone and Financial Trust Corp have entered into an Agreement and Plan of Reorganization and an Agreement and Plan of Merger (collectively, the "Agreements") whereby, at the "Effective Time" (as described in the Agreements), Financial Trust Corp will merge with and into Keystone, and

   WHEREAS, Mr. Wolfe is currently employed by Financial Trust Corp as it's Chairman and Chief Executive Officer and possesses valuable knowledge and skills that have contributed to the successful operation of Financial Trust Corp, and

   WHEREAS, subsequent to the closing of the transaction contemplated by the Agreements, Keystone desires to employ Mr. Wolfe and Mr. Wolfe is willing to become employed by Keystone.

   NOW, THEREFORE, in consideration of the following rights and benefits and intending to be legally bound, Keystone agrees to employ Mr. Wolfe, and Mr. Wolfe hereby agrees to serve Keystone, upon the following terms and conditions:

   1. Term. Mr. Wolfe's employment by Keystone shall commence as of the Effective Time and shall continue thereafter for a period of three (3) years, subject to the extension described in Paragraph 6 hereof.

   2. Office. Effective as of the Effective Time and continuing until the Annual Meeting of Keystone in 1998, Keystone agrees to employ Mr. Wolfe as its Chairman. Thereafter, Mr. Wolfe agrees to serve Keystone in such senior executive capacities as may be mutually agreed upon from time to time by the Chief Executive Officer of Keystone and Mr. Wolfe. Mr. Wolfe shall use his best energies and abilities in the performance of his duties hereunder.

   3. Compensation. During the term of employment described in Paragraph 1, Keystone shall pay Mr. Wolfe an all inclusive, aggregate annual amount of Three Hundred and Fifty Thousand Dollars ($350,000). Such amount shall be inclusive of any amounts which would have currently been paid to Mr. Wolfe but for his election to have such amounts deferred to a later date under the terms of a non-qualified deferral arrangement offered by Keystone, as well as any contributions Keystone shall be required to contribute as "matching" contributions to any plan or arrangement, qualified or nonqualified, in which Mr. Wolfe may participate from time to time.

   4. Benefits. During the term of his employment hereunder, Mr. Wolfe shall be covered by such life, health, major medical, disability and other welfare benefit plans and any pension, profit sharing or similar qualified retirement plans as are available generally to employees of Keystone. Keystone shall reimburse Mr. Wolfe for all reasonable and customary out-of-pocket expenses incurred by him in the
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ordinary course of Keystone's business as are provided to senior executive employees of Keystone, including the use of an automobile and the payment of dues for membership in one local country club.

   5. Termination of Employment. This Agreement, and the compensation and benefits described herein may not be terminated by Keystone except for a breach of the provisions of Paragraph 7 hereof. However, in the event of Mr. Wolfe's death, total and permanent disability or other substantial incapacity which is reasonably expected to be of more than six months duration, Mr. Wolfe's employment shall be terminated at the end of the month in which such death occurred or a permanent disability or substantial incapacity was determined to exist by Keystone. Permanent disability or substantial incapacity shall be conclusively established by Mr. Wolfe's qualification for benefits under Keystone's long term disability plan or qualification for Social Security disability benefits and may be determined by an express finding of permanent disability or substantial incapacity by the Board of Directors. Upon the occurrence of Mr. Wolfe's death or the determination of Mr. Wolf's' permanent disability or substantial incapacity, this Agreement shall immediately terminate and Keystone shall be released from all further responsibilities hereunder.

   6. Extension of Term; Stand-by Consulting Agreement. Acknowledging Mr. Wolfe's extensive knowledge and highly valuable skills, Keystone desires to have the opportunity to call on such knowledge and skills from time to time during the period beginning at the end of the initial term of employment described in Paragraph 1 and ending upon Mr. Wolfe's sixty-fifth (65th) birthday. Accordingly, Mr. Wolfe agrees to make himself available to advise and consult with Keystone from time to time during this extended term, upon reasonable advance notice from Keystone. In consideration of Mr. Wolfe's agreement to make himself available as described herein, Keystone shall compensate Mr. Wolf at a rate of One Hundred and Seventy Seven Thousand Dollars ($177,000) per annum, and provide Mr. Wolf with Keystone's regular medical care benefits during such period. The payment by Keystone of such compensation and benefits are subject to the provisions of Paragraph 7. Mr. Wolfe shall be considered an employee of Keystone during this period and all federal, state and local income and employment tax withholding and payments shall be made.

   7. Acceleration of Payments Upon a "Change of Control". Upon the occurrence of a "Change of Control" (as defined below) during the initial or extended term of this agreement, Mr. Wolfe shall have the unilateral right, upon written notice provided pursuant to Paragraph 10, to accelerate the payment of the aggregate amount of future cash compensation which would be payable to Mr. Wolfe pursuant to Paragraphs 3 and/or 6 hereof. Within sixty days following receipt of written notice from Mr. Wolfe, Keystone shall pay the balance of the future cash compensation due Mr. Wolfe under this Agreement in a single lump sum. Payment of such sum shall release and relieve Keystone from all further obligations hereunder, including the obligation to pay or make available to Mr. Wolfe any employee benefits other than as may be required by law. Notwithstanding such accelerated payment, Mr. Wolfe expressly agrees to honor and abide by the provisions of Paragraph 8 hereof, the violation of which may be enforced by Keystone in a suit at law or in equity without regard to Paragraph 13.

   For purposes of thisParagraph, "Change of Control" means the occurrence of any one of the following events:

         (a) Keystone acquires actual knowledge that any Person (other than Keystone, any subsidiary of Keystone, any employee benefit plan of Keystone or any its subsidiaries or any entity holding securities for or pursuant to the terms of any such plan) has acquired the Beneficial Ownership, directly or indirectly, of securities of Keystone entitling such Person to a majority of the voting power of Keystone's Voting Stock;

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         (b)  A majority of the Board of Directors of Keystone ("Board") shall consist of persons other than (i) persons who were members of the Board immediately following the Effective Time, or (ii) persons (A) whose nomination or election as directors of Keystone was approved by at least two-thirds of the then members of the Board (excluding any director referred to in clause (B) of this paragraph) who either were directors of Keystone on such date or whose nomination or election as a director was so approved and (B) who are not nominees or representatives of (1) any Person having Beneficial Ownership, directly or indirectly, of securities of Keystone entitling such Person to 10% or more of the voting power of Keystone's Voting Stock or (2) any "participant," as defined in Rule 14a-11 under the Securities Exchange Act of 1934 (the "Exchange Act") or any successor rule, in any actual or threatened solicitation (other than a solicitation by Keystone) subject to Rule 14a-11 or any successor rule and relating to the election or removal of any directors of Keystone; or

         (c) Keystone and/or any of its subsidiaries shall be a party to any merger, consolidation, division, share exchange, transfer of assets or any other transaction or series of related transactions outside the ordinary course of business (a "Business Combination") as a result of which the shareholders of Keystone immediately prior to such Business Combination (excluding any party, other than Keystone or a subsidiary, to the Business Combination or any Affiliate or Associate of any such party) shall not hold immediately following such transaction a majority of the voting power of the Voting Stock of a Person or Persons immediately thereafter holding, directly or indirectly through subsidiaries, assets of Keystone and its consolidated subsidiaries immediately prior to the Business Combination constituting at least 65% of Total Assets.

As used in this definition of "Change of Control," (1) the terms "Person," "Affiliate," "Associate," "Voting Stock" and "Total Assets" shall have the definitions contained in, and "Beneficial Ownership" shall be determined as provided in, Article 10 of Keystone's Restated Articles of Incorporation, as in effect on the date hereof, and (2) the uncapitalized term "subsidiary," when used with respect to a specified Person, shall mean any corporation of which such Person owns, directly or indirectly through subsidiaries, a majority of each class of equity security having ordinary voting power in an election of directors.

Following a Change of Control defined in paragraph (3), the term "Keystone" as used herein, shall mean the Person which following such Change of Control holds the largest percentage of Keystone's Total Assets, including for this purpose Total Assets which are held by such Person directly or indirectly through one or more subsidiaries. Keystone shall not enter into any transaction involving such a Change of Control, unless at or prior to the consummation thereof, such Person assumes the obligations of Keystone hereunder.

    8. Non-Disclosure and Non-Competition. Mr. Wolfe recognizes and acknowledges that during the course of his employment with Financial Trust Corp, and during the course of his future employment with Keystone, he has acquired and/or may subsequently acquire privileged and confidential information concerning Financial Trust Corp's and/or Keystone's current and prospective customers, their methods and ways of doing business, their plans and goals for future activities and other confidential or proprietary information belonging to Financial Trust Corp or Keystone or relating to Financial Trust Corp's or Keystone's affairs (collectively referred to herein as the "Confidential Information"). Mr. Wolfe further acknowledges and agrees that the Confidential Information is the property of Keystone and that any misappropriation or unauthorized use or disclosure of the Confidential Information would constitute a breach of trust and could cause irreparable injury to Keystone, and that it is essential to the protection of

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Keystone and its good will, and to the maintenance of Keystone's competitive position that the Confidential Information be kept secret and not be disclosed to others or used to Mr. Wolfe's own advantage or the advantage of others.

     Accordingly, Mr. Wolfe agrees that:

         (a) Non-Disclosure of Confidential Information. During his employment
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hereunder and thereafter Mr. Wolfe shall hold and safeguard the Confidential
Information in trust for Keystone, its successors and assigns; that he shall not, without the prior written consent of Keystone, misappropriate or disclose or make available to anyone for use outside Keystone at any time, either during his employment or subsequent to the termination of his employment, any of the Confidential Information, whether or not developed by Mr. Wolfe; and

         (b) Restrictions on Competition. Further, Mr. Wolfe agrees that he
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shall not, either during his employment with Keystone or during the period beginning on the date of his termination of employment and ending on the last day of the 24th month thereafter, without first obtaining the written consent of the Board of Directors of Keystone, directly or indirectly, as an officer, director, employee, consultant, agent, partner, joint venturer, proprietor or other, engage in, become interested in or assist any business which is in competition with Keystone or any of its subsidiaries in the areas of commercial banking, mortgage banking, leasing or the taking of deposits, and is located or operating in any of the counties in which Keystone or any of its present or future subsidiaries may now or at any time prior to the termination of Mr. Wolfe's employment have offices, or any of the counties contiguous thereto, other than as a shareholder holding not more than 1% of the outstanding shares of any class of securities registered under the Securities Exchange Act of 1934.

     9. Notices. All notices, demands or other communications which may, or are required to, be provided in connection with this Agreement shall be in writing and mailed by certified mail, return receipt requested, addressed to the respective parties as follows:

    If to Keystone, at -

         Keystone Financial, Inc.
         P.O. Box 3660
         Harrisburg, PA 17105-3660

    If to Mr. Wolfe, at -

         Mr. Ray L. Wolfe
         41 Ladnor Lane
         Carlisle, PA  17013;

or to such other address as the addressee party may, from time to time, specify by written notice to the other.

     10. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

     11. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of Keystone, any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all

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or substantially all of the business and/or assets of Keystone, or to any assignee thereof. This Agreement and all rights of the Mr. Wolfe hereunder shall inure to the benefit of and be enforceable by Mr. Wolfe or Mr. Wolfe's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

    12. Counterparts, Section Headings. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

    13. Arbitration. In the event that any disagreement or dispute shall arise between the parties concerning this Agreement, the same shall be submitted to binding arbitration in the City of Harrisburg, Pennsylvania pursuant to the rules of the American Arbitration Association, and any award entered shall be final and binding upon the parties hereto and judgment upon the award may be entered in any court having jurisdiction thereof.

    14. Entire Agreement. This Agreement embodies the entire understanding between the parties relating the amounts payable to the Mr. Wolfe hereunder in the event of his termination of employment with Keystone and no change, alteration or modification hereof may be made except in writing signed by all parties hereto.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ATTEST:                              KEYSTONE FINANCIAL, INC.


      /s/ Ben G. Rooke                     /s/ Carl L. Campbell
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    Ben G. Rooke, Secretary             Carl L. Campbell, President
                                        and Chief Executive Officer


WITNESS:                             RAY L. WOLFE


     /s/ Lauren L. Shutt                     /s/ Ray L. Wolfe
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